Filed Pursuant to Rule 433
Registration No.: 333-134553

Indicative Note Terms

10YR NC 2YR Lehman NON-Inversion Note

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 30, 2006, the prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering.  Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details.  You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov with “Lehman Brothers Holdings Inc.” as a search term. You may also access the prospectus and Series I MTN prospectus supplement on the SEC web site as follows:

Series I MTN prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

Prospectus dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

Alternatively, Lehman Brothers Inc. will arrange to send you the prospectus, Series I MTN prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative or 1-888-603-5847.

Summary Description

These notes allow an investor to receive interest payments linked to the spread between the 10yr CMS Rate and the 2yr CMS Rate (SPREAD REF). The interest payable on any quarterly Interest Payment Date for the notes will be determined based on the per annum Interest Rate of [7.50% - 8.00%] times a ratio (the Interest Accrual Factor) equal to the number of calendar days in the related Interest Period on which the 10yr CMS Rate, determined on each day during the Interest Period, equals or exceeds the 2yr CMS Rate determined on that day (i.e., each day on which SPREAD REF is equal to or greater than 0.00%), divided by the total number of calendar days in that Interest Period.   If the 2yr CMS Rate exceeds the 10yr CMS Rate on any day during an Interest Period, the Interest Accrual Factor for that Interest Period will be less than 100%, which will decrease the Interest Rate used to calculate the interest payable on the related Interest Payment Date.  If the 2yr CMS Rate exceeds the 10yr CMS Rate on each day in an Interest Period, the Interest Accrual Factor and related Interest Rate for that Interest Period will each be zero, and no interest will accrue for or be payable on the related Interest Payment Date.  Accordingly, the actual interest payable on the notes for one or more Interest Periods over the life of the notes may be significantly less than [7.50% - 8.00%] per annum, and could be zero.  The notes are 100% principal protected if held to maturity.

Issuer:	Lehman Brothers Holdings Inc. (A1, A+, AA-)
Principal Amount:	$[TBD]
CUSIP:	52517P4S7
Trade Date:	September 25, 2007
Issue Date:	September 28, 2007
Maturity Date:	September 28, 2017, subject to Issuer’s Call Option.
Redemption Price:	100.0%
Interest Rate:	[7.50% - 8.00%] x Interest Accrual Factor, subject to a minimum Interest Rate of 0.00%

Interest Period:

Quarterly from and including each Interest Payment Date (or the Issue Date, in the case of the first Interest Period) to but excluding the next succeeding Interest Payment Date (or the Maturity Date, in the case of the final Interest Period)

Business Day Convention:	Modified following, unadjusted
Daycount Basis:	30/360
Interest Payment Dates:	Quarterly on the 28th of each March, June, September, and December, commencing on December 28, 2007 and ending on the Maturity Date, subject to Issuer’s Call Option
Interest Accrual Factor:

For any Interest Period, the number of calendar days (including non Business Days) in respect of which SPREAD REF is greater than or equal to 0.00% during that Interest Period, divided by the total number of calendar days (including non Business Days) in that Interest Period.

SPREAD REF:	For any day in an Interest Period (subject to the Rate Cut Off):
SPREAD REF = 10yr CMS Rate – 2yr CMS Rate
10yr CMS Rate:

On any Business Day during an Interest Period, the rate for U.S. Dollar swaps with a maturity of 10 years, expressed as a percentage, which appears on Reuters Screen ISDAFIX1 as of 11:00a.m., New York City time, on that day. If such rate does not appear on Reuters Screen ISDAFIX1, the rate for such date shall be determined as if the parties had specified “USD-CMS-Reference Banks” as the applicable rate, as described under “Description of the Notes—Floating Rate Notes—CMS Rate Notes” in the Series I MTN prospectus supplement.

2yr CMS Rate:

On any Business Day during an Interest Period, the rate for U.S. Dollar swaps with a maturity of 2 years, expressed as a percentage, which appears on Reuters Screen ISDAFIX1 as of 11:00a.m., New York City time, on that day. If such rate does not appear on Reuters Screen ISDAFIX1, the rate for such date shall be determined as if the parties had specified “USD-CMS-Reference Banks” as the applicable rate, as described under “Description of the Notes—Floating Rate Notes—CMS Rate Notes” in the Series I MTN prospectus supplement.

Rate Cut Off:

SPREAD REF for Saturday, Sunday or a day which is not a Business Day will be SPREAD REF for the immediately preceding Business Day. SPREAD REF in effect on the fifth Business Day prior to an Interest Payment Date will remain in effect until that Interest Payment Date.

Issuer’s Call Option:

The Issuer has the right on every Interest Payment Date commencing on or after September 28, 2009, provided that the Issuer gives 5 Business Days notice to the investor, to call the notes in whole or in part at the Redemption Price. All amounts that may otherwise be payable following the call date shall cease to be payable. Notwithstanding the above, all payments due on the call date shall be made in full regardless of any calling of the notes by the Issuer.
Business Days:	New York
Calculation Agent:	Lehman Brothers Special Financing Inc.
Underwriter:	Lehman Brothers Inc.
Denomination:	US$ 1,000/1,000
Fees:
	Price to Public (1)(2)	Fees (3)	Proceeds to the Issuer
Per note	$1,000	$10.00	$990.00
Total

(1)          Lehman Brothers Holdings Inc. is offering the notes to certain fiduciary accounts at variable prices of between $990 and $1,000 per note pursuant to one or more negotiated transactions, and Lehman Brothers Inc., with respect to any sales made to such accounts, will forego all or a portion of its fees.  Lehman Brothers Holdings Inc. will offer the notes to all other purchasers at a purchase price of $1,000 per note.  Lehman Brothers Inc. will receive commissions equal to $10.00 per $1,000 principal amount, or 1.00%, and may pay selling concessions or fees to other dealers not in excess of $10.00 per note.  .

(2)          The price to public includes Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates, which includes these affiliates’ expected cost of providing such hedge as well as the profit these affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(3)          Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the hedges

Risk Factors:

An investment in the notes entails certain risks not associated with an investment in conventional floating rate or fixed rate medium-term notes.  See “Risk Factors” generally in the Series I MTN prospectus supplement.

U.S. Federal Income Tax Treatment:

Lehman Brothers Holdings Inc. intends to treat the notes as variable rate debt instruments, as described under “Supplemental United States Federal Income Tax Consequences—Variable Rate Debt Instruments” in the Series I MTN prospectus supplement.

Historical Levels of the 10yr CMS Rate and 2yr CMS Rate

The following shows for illustrative purposes the 10yr CMS Rate and the 2yr CMS Rate in effect on the date hereof and the hypothetical historical Interest Payment Dates listed below; the Interest Rate payable on any Interest Payment Date for the notes, however, will be determined based on the 10yr CMS Rate and the 2yr CMS Rate in effect on each day during the related Interest Period.  The historical experience of the 10yr CMS Rate and 2yr CMS Rate should not be taken as an indication of the future performance of the 10yr CMS Rate and 2yr CMS Rate during the term of the notes.  Fluctuations in the level of the 10yr CMS Rate and 2yr CMS Rate make the notes’ effective interest rate difficult to predict and can result in effective interest rates to investors that are lower than anticipated. In addition, historical interest rates are not necessarily indicative of future interest rates. Fluctuations in interest rates and interest rate trends that have occurred in the past are not necessarily indicative of fluctuations that may occur in the future, which may be wider or narrower than those that have occurred historically.

Hypothetical Interest Payment Dates	10yr CMS Rate (in %)	2yr CMS Rate (in %)	SPREAD REF: 10yr CMS Rate – 2yr CMS Rate (in %)
9/5/2007	5.186	4.795	0.391
6/28/2007	5.696	5.384	0.312
3/28/2007	5.104	4.915	0.189
12/28/2006	5.186	5.167	0.019
9/28/2006	5.156	5.105	0.051
6/28/2006	5.833	5.743	0.090
3/28/2006	5.308	5.218	0.090
12/28/2005	4.918	4.813	0.105
9/28/2005	4.713	4.485	0.228
6/28/2005	4.372	3.988	0.384
3/28/2005	5.078	4.295	0.783
12/28/2004	4.711	3.461	1.250
9/28/2004	4.430	2.888	1.542
6/28/2004	5.232	3.273	1.959
3/29/2004	4.275	1.917	2.358
12/29/2003	4.622	2.142	2.480
9/29/2003	4.492	1.885	2.607
6/30/2003	3.873	1.524	2.349
3/28/2003	4.345	1.823	2.522
12/30/2002	4.239	1.903	2.336
9/30/2002	4.271	2.098	2.173
6/28/2002	5.363	3.242	2.121
3/28/2002	6.089	4.142	1.947
12/28/2001	5.908	3.622	2.286
9/28/2001	5.225	3.369	1.856
6/28/2001	6.200	4.788	1.412
3/28/2001	5.929	4.923	1.006
12/28/2000	6.172	5.905	0.267
9/28/2000	6.938	6.733	0.205
6/28/2000	7.347	7.254	0.093
3/28/2000	7.398	7.250	0.148
12/28/1999	7.221	6.798	0.423
9/28/1999	6.822	6.156	0.666
6/28/1999	6.801	6.134	0.667
3/29/1999	6.055	5.474	0.581
12/28/1998	5.592	5.248	0.344
9/28/1998	5.393	4.963	0.430
6/29/1998	6.012	5.866	0.146
3/30/1998	6.217	5.999	0.218
12/29/1997	6.230	6.030	0.200
9/29/1997	6.527	6.145	0.382
6/30/1997	6.886	6.363	0.523
3/31/1997	7.276	6.675	0.601

12/30/1996	6.635	5.983	0.652
9/30/1996	7.055	6.284	0.771
6/28/1996	7.076	6.314	0.762
3/28/1996	6.844	6.054	0.790
12/28/1995	6.014	5.363	0.651
9/28/1995	6.663	6.098	0.565
6/28/1995	6.508	5.815	0.693
3/28/1995	7.540	6.975	0.565
12/28/1994	8.179	8.127	0.052
9/28/1994	7.937	6.771	1.166
6/28/1994	7.618	6.375	1.243
3/28/1994	7.024	5.376	1.648
12/28/1993	6.044	4.325	1.719
9/28/1993	5.598	3.899	1.699
6/28/1993	6.133	4.233	1.900
3/29/1993	6.408	4.182	2.226
12/28/1992	7.083	4.887	2.196
9/28/1992	6.737	4.072	2.665